UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

*Amendment No. 1

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Burke F. Norton

Expedia Asia Pacific – Alpha Limited

c/o Expedia, Inc.

333 108th Avenue, N.E.

Bellevue, Washington 98004

Telephone: (425) 679-3248

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Ante Vucic, Esq.

Wachtell, Lipton, Rosen and Katz

51 W. 52nd Street

New York, NY 10019

Telephone: (212) 403-1370

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Expedia Asia Pacific – Alpha Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 8,952,839 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 8,952,839 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,952,839 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS: Expedia, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 8,952,839 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 8,952,839 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,952,839 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Expedia, Inc I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 8,952,839 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 8,952,839 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,952,839 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Barry Diller I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 8,952,839 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 8,952,839 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,952,839 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Note

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2010 (the “Statement”) by (i) Expedia Asia Pacific – Alpha Limited, an exempted limited liability company organized under the laws of the Cayman Islands (“Expedia Asia”); (ii) Expedia, Inc., a Washington corporation (“Expedia Washington”); (iii) Expedia, Inc., a Delaware corporation (“Expedia Delaware”) (collectively, “Expedia”); and (iv) Mr. Barry Diller, a citizen of the United States of America (“Diller”) (each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) of eLong, Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”), including Ordinary Shares represented by the American Depositary Shares of the Issuer (the “ADSs”), each representing two Ordinary Shares. Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Statement.

ITEM 2.	Identity and Background

Item 2 is amended to add the following information:

Annex A attached hereto is incorporated herein by reference and amends and restates Annex A of the Statement in its entirety.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following information:

On May 16, 2011, Expedia Asia entered into a Share Purchase Agreement (the “Share Purchase Agreement”) between itself and the Issuer, pursuant to which Expedia Asia acquired 5,400,500 newly issued Ordinary Shares in exchange for an aggregate of $41,169,361.63 in cash, or approximately $7.62 per Ordinary Share (the “Purchase Price”). The Purchase Price was calculated based on one-half the average closing price of the ADSs on the Nasdaq Global Market during the 20 trading days immediately preceding the date of the Share Purchase Agreement.

Expedia Asia’s acquisition of the Ordinary Shares was made in connection with a concurrent investment in the Issuer by a third party investor, TCH Sapphire Limited (“TCH”), which is an affiliate of Tencent Holdings Limited (collectively with THC, the “Investor”), whereby the Investor acquired share capital of the Issuer. Concurrently with such investment, the Issuer, the Investor and Expedia Asia entered into an Investor Rights Agreement, dated as of May 16, 2011 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Issuer and Expedia Asia have agreed to appoint, and the Issuer has agreed to nominate at each annual meeting of the Issuer, one nominee designated by the Investor to the board of directors of the Issuer, and Expedia Asia has agreed to vote and cause its transferees to vote in favor of such nominee for so long as the Investor continues to hold not less than 10% of the share capital of the Issuer, subject to certain exceptions. The Investor Rights Agreement also sets forth certain other rights and obligations among the parties with respect to the Issuer, including restrictions on transfer of the share capital of the Issuer, a right of first offer by Expedia Asia over certain transfers by the Investor, standstill and confidentiality provisions, preemptive rights with respect to certain future issuances of equity interests by the Issuer, and consent rights of the Investor with respect to certain material transactions by the Issuer, in each case subject to certain exceptions and limitations.

The source of funds used by Expedia Asia in making the purchase of the Ordinary Shares was cash on hand.

ITEM 5.	Interest in Securities of the Issuer

Item 5 is amended to add the following information:

As a result of the matters described in this Statement, it is possible that the Reporting Persons may collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, and as a result it is possible each Reporting Person may be deemed to beneficially own all shares of Ordinary Shares beneficially owned by each other Reporting Person. As of the date of this Statement, Expedia Asia beneficially owned 8,952,839 Ordinary Shares in the aggregate, consisting of 8,952,839 Ordinary Shares owned of record (which include 2,166,012 Ordinary Shares represented by 1,083,006 ADSs and 6,786,827 Ordinary Shares) (the “Subject Shares”). The Subject Shares represent approximately 26.5% of the issued and outstanding Ordinary Shares of the Issuer (based on the number of 33,784,152 Ordinary Shares outstanding as of May 18, 2011, as disclosed to Expedia Asia by the Issuer). Each of the Reporting Persons hereby disclaims beneficial ownership of Ordinary Shares that may be deemed beneficially owned by any other Reporting Person. In addition, Expedia Asia is the record holder of an option to purchase 135,536 Ordinary Shares, of which none are currently exercisable or exercisable within the next 60 days.

In addition to its ownership of the Ordinary Shares, Expedia Asia is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of the Issuer, each of which is entitled to 15 votes (the “High Vote Ordinary Shares”). Each Ordinary Share of the Issuer is entitled to one vote. The High Vote Ordinary Shares and the Ordinary Shares generally vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, including the election of the members of the Issuer’s board of directors. As a result, the 28,550,704 High-Vote Ordinary Shares plus the Subject Shares represent approximately 81.32% of the voting power of all issued and outstanding shares of capital stock of the Issuer. The High-Vote Ordinary Shares are not reportable on this Statement pursuant to Sections 13(d) and (g) under the Act.

On March 11, 2011, Expedia Asia exercised options to purchase 12,857 Ordinary Shares at an exercise price of $5.25 per Ordinary Share.

Other than as described in Item 3 above, no transactions in the Ordinary Shares were effected by the Reporting Persons during the preceding 60 days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following information:

The information disclosed in Item 3 above is incorporated herein by reference.

The description of the Share Purchase Agreement and the Investor Rights Agreement is a summary and is qualified in its entirety by the terms of such agreements, copies of which are filed herewith as Exhibit 7 and 8, respectively, to this Statement, and each of which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated May 28, 2010 among the Reporting Persons

2	Stock Purchase Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited

3	Securities Pledge Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited

4	Securities Escrow Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang, Expedia Asia Pacific – Alpha Limited and CSC Trust Company of Delaware

5	Stock Purchase Agreement dated as of May 28, 2010, among Sandgrain Securities Inc., Lawrence Auriana and Expedia Asia Pacific – Alpha Limited

6	Stock Purchase Agreement dated as of May 28, 2010, among Ira S. Nordlicht, Helen S. Scott and Expedia Asia Pacific – Alpha Limited

7*	Share Purchase Agreement dated as of May 16, 2011 between eLong, Inc. and Expedia Asia Pacific – Alpha Limited.

8*	Investor Rights Agreement dated as of May 16, 2011 among eLong, Inc., TCH Sapphire Limited and Expedia Asia Pacific – Alpha Limited.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 18, 2011

EXPEDIA ASIA PACIFIC - ALPHA LIMITED

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Director

EXPEDIA, INC. (WASHINGTON)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

EXPEDIA, INC. (DELAWARE)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

/s/ BARRY DILLER
BARRY DILLER

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o Expedia, Inc., 333 108th Avenue, N.E., Bellevue, Washington 98004. Each of the following individuals is a citizen of the United States of America, other than Mr. Tazón, who is a citizen of Spain.

Expedia Delaware

Directors: Barry Diller (Chairman), Dara Khosrowshahi, Victor A. Kaufman, A. George “Skip” Battle, Jonathan L. Dolgen, William R. Fitzgerald, Craig A. Jacobson, Peter M. Kern, John C. Malone and José A. Tazón.

Executive Officers: Barry Diller (Senior Executive), Dara Khosrowshahi (Chief Executive Officer), Victor A. Kaufman (Vice Chairman), Michael B. Adler (Chief Financial Officer), Dhiren R. Fonseca (Co-President, Partner Services Group), Gary M. Fritz (Co-President, Partner Services Group), Burke F. Norton (Executive Vice President, General Counsel and Secretary) and Patricia L. Zuccotti (Senior Vice President, Chief Accounting Officer and Controller).

Expedia Washington

Directors: Dara Khosrowshahi and Burke F. Norton.

Executive Officers: Dara Khosrowshahi (Chief Executive Officer), Michael B. Adler (Chief Financial Officer), Dhiren R. Fonseca (Co-President, Partner Services Group), Gary M. Fritz (Co-President, Partner Services Group), Burke F. Norton (Executive Vice President, General Counsel and Secretary) and Patricia L. Zuccotti (Senior Vice President, Chief Accounting Officer and Controller).

Expedia Asia

Directors: Michael B. Adler, Frances J. Erskine, Stuart S. Haas and Burke F. Norton.

Executive Officers: Burke F. Norton (Secretary).